UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

TEXAS INDUSTRIES, INC.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

882491103

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION

This statement amends the Schedule 13D, dated November 7, 2008, as amended by Amendment No. 1, dated January 21, 2009, Amendment No. 2, dated May 4, 2009, Amendment No. 3, dated May 15, 2009, Amendment No. 4, dated June 29, 2009, Amendment No. 5, dated July 2, 2009, Amendment No. 6, dated July 13, 2009, Amendment No. 7, dated July 21, 2009, Amendment No. 8, dated August 4, 2009, Amendment No. 9, dated October 26, 2009, Amendment No. 10, dated January 15, 2010, and Amendment No. 11, dated March 12, 2010 (as amended, the “Amended Schedule 13D”), except as otherwise noted herein. Capitalized terms used and not otherwise defined in this Amendment No. 12 shall have the meanings set forth in the Amended Schedule 13D.

ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING INFORMATION:

ITEM 4.	Purpose of Transaction.

As a result of redemption requests from partners in SAVF and SAVF IV, the General Partner has elected to liquidate SAVF and SAVF IV. In connection therewith, all of the investments of SAVF and SAVF IV, including the Common Shares, will either be distributed in kind to the partners of SAVF and SAVF IV or sold on an exchange or in privately negotiated transactions.

The Reporting Persons do not currently intend to acquire additional securities of the Company, whether in the open market, in private transactions or otherwise.

Except as previously reported in the Amended Schedule 13D, the Reporting Persons have no current plans or proposals with respect to the Company or its securities of the types enumerated in paragraphs (a) through (j) of Item 4 to the form Schedule 13D promulgated under the Act.

ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING INFORMATION:

ITEM 7.	Material to be Filed as Exhibits.

Document
—	Joint Filing Agreement, dated March 12, 2010, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund IV, L.P., Stanley P. Gold, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C. (incorporated by reference to Exhibit 10 to Amendment No. 11 to the Schedule 13D relating to the Common Shares of the Company, filed March 12, 2010 by the Reporting Persons with the United States Securities and Exchange Commission).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2010

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Stanley P. Gold
Name:	Stanley P. Gold
Title:	President

SHAMROCK ACTIVIST VALUE FUND IV, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Stanley P. Gold
Name:	Stanley P. Gold
Title:	President

/s/ Stanley P. Gold
Stanley P. Gold

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Stanley P. Gold
Name:	Stanley P. Gold
Title:	President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Stanley P. Gold
Name:	Stanley P. Gold
Title:	President

Exhibit Index

Document
—	Joint Filing Agreement, dated March 12, 2010, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund IV, L.P., Stanley P. Gold, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C. (incorporated by reference to Exhibit 10 to Amendment No. 11 to the Schedule 13D relating to the Common Shares of the Company, filed March 12, 2010 by the Reporting Persons with the United States Securities and Exchange Commission).